Mail Stop 4561

March 6, 2009

VIA USMAIL

Mr. Lawrence Weisdorn
Chief Executive Officer and Chief Financial Officer
Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265

> **Re:** **Force Fuels, Inc.**
> **Form 10-K for the year ended July 31, 2008**
> **Filed on December 24, 2008**
> **File No. 000-49993**

Dear Mr. Lawrence Weisdorn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

Item 9A – Controls and Procedures, page 8

1.   We note that you evaluated the effectiveness of the company's disclosure controls and procedures within 90 days prior to the filing of the Form 10-K. The disclosure should be made to conclude on the effectiveness as of the end of the period covered by the report in accordance with the requirements in Item 307 of Regulation S-K. Please confirm you will revise your disclosure in future filings.

2.   Reference is also being made to your Form 10-Q for the quarter ended October 31, 2008. We note that your president, who serves as the chief executive officer and chief financial officer, "has concluded that the company's disclosure controls and procedures are designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are *effective*. Please advise us on your officer's conclusions regarding the effectiveness of your disclosure controls and procedures. Please also confirm that you will revise your disclosure in future filings.

3.   We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of July 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

        In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications, within your Form 10-K for the year ended July 31, 2008 and Form 10-Q for the quarter ended October 31, 2008, to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements and Notes

Note 1 – Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions, Inc., page F-6

4.   We note the company acquired certain assets from ICE Conversions, Inc. Please tell us how this acquisition was accounted for and refer to the GAAP literature that supports your accounting treatment. Specifically, advise us whether this transaction represented the acquisition of a business or assets under EITF 98-3. To the extent this transaction is an acquisition of a business, tell us how you determined the accounting acquirer in accordance with SFAS 141.

Note 2 – Basis and Presentation and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies, page F-7

5.   We note that you have recognized intellectual property rights in the amount of $430,000 on your balance sheet as of July 31, 2008. Explain to us, and disclose in future filings, your accounting and amortization policy over these intellectual property rights.

Note 4 – Equity Transactions, page F-9

6.   We note the company effected a 1-for-10 reverse stock split reducing the number of common shares outstanding from 1,462,500 to 146,500 on April 17, 2008. Refer to the Form 10-Q for the quarter ended April 30, 2008. We note that there were approximately 125,000 shares outstanding as of April 30, 2008 giving effect to the reverse stock split. Tell us the transaction which led to the decrease in the number of shares outstanding or explain to us the discrepancy.

7.   We note that you have numerous arrangements by which employees and non-employees receive shares of stock of the company in exchange for compensation of the goods and services that they provided.   Tell us how you considered SFAS 123R and EITF 96-18 in accounting for these arrangements.

8.   We note that approximately 1,500,000 shares were issued to ICE Conversions, Inc., pursuant to a Joint Venture Agreement. We also note pursuant to this agreement 500,000 of the 1,500,000 shares previously issued to ICE are to be cancelled. As a result, the company only recognized the issuance of 1,000,000 shares. Given that the shares had not been cancelled as of July 31, 2008 and were actually issued to ICE Conversions, Inc., it is unclear of why the issuance of the 500,000 shares was not also recognized in the company's financial statements. Please advise.

9.   We also note that approximately 750,000 shares were pending cancellation as of December 31, 2008. Clarify to us whether the issuance of these shares are recognized in your financial statements. To the extent that the issuance of these shares has not been recognized, explain to us why these shares have not been recorded and your basis in GAAP that support your accounting treatment.

Note 7 – Related Party Transaction, page F-11

10.   We note the company has been provided office space by its previous Chief Executive Officer, Thomas Hemingway, at no cost. We also note that Mr. Hemingway continues to remain as a shareholder and Chairman of the Board of Directors of the company. It is unclear of whether an expense is being recognized, in relation to the "free" office space, in accordance with SAB Topic 5T, which stipulates that all costs of doing business should be included in registrant's financial statements, including expenses incurred on its behalf by its parent or other shareholders. Please advise.

FORM 10-Q FOR THE THREE MONTHS ENDED OCTOBER 31, 2008

Facing Sheet

11.   We note you continue to indicate that you are a shell company. Please tell us how you made this determination given your acquisition of certain assets from ICE Conversions, Inc effective July 31, 2008. Refer to Rule 12b-2 of the Exchange Act.

***

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Lawrence Weisdorn
Force Fuels, Inc.
March 6, 2009
Page 6

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant